UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                            CACTUS NEW MEDIA I, INC.
                 (Name of Small Business Issuer in its charter)


                Delaware                                      65-0907798
      (State or other jurisdiction of                      (I.R.S. Employer
      incorporation or organization)                     Identification Number)


      235 Lincoln Road, Suite 204, Miami Beach, Florida         33139
      ----------------------------------------------------------------------
      (Address of principal executive offices)                (Zip Code)

       Registrant's telephone number, including area code: (305) 672-2700


           Securities to be registered under Section 12(b) of the Act:

                                      None

           Securities to be registered under Section 12(g) of the Act:

                    Common Stock, $.0001 par value per share
                                (Title or class)

                                TABLE OF CONTENTS

                                                                                                          Page
                                                                                                          ----
PART I
ITEM 1.       DESCRIPTION OF BUSINESS..............................................................          1

ITEM 2.       MANAGEMENT DISCUSSION AND ANALYSIS...................................................          5

ITEM 3.       DESCRIPTION OF PROPERTY..............................................................          6

ITEM 4        SECURITY OWNERSHIP OF CERTAIN
              BENEFICIAL OWNERS AND MANAGEMENT.....................................................          6

ITEM 5.       DIRECTORS, EXECUTIVE OFFICERS,
              PROMOTERS AND CONTROL PERSONS........................................................          7

ITEM 6.       EXECUTIVE COMPENSATION...............................................................          7

ITEM 7.       CERTAIN RELATIONSHIPS AND
              RELATED TRANSACTIONS.................................................................          8

ITEM 8.       DESCRIPTION OF SECURITIES............................................................          8

PART II

ITEM 1.       MARKET FOR COMMON EQUITY AND
              RELATED STOCKHOLDER MATTERS..........................................................          9

ITEM 2.       LEGAL PROCEEDINGS....................................................................         10

ITEM 3.       CHANGES IN AND DISAGREEMENTS WITH
              ACCOUNTANTS ON ACCOUNTING AND
              FINANCIAL DISCLOSURE.................................................................         10

ITEM 4.       RECENT SALES OF UNREGISTERED SECURITIES..............................................         10

ITEM 5.       INDEMNIFICATION OF DIRECTORS AND OFFICERS............................................         10

PART F/S

ITEM 1.       FINANCIAL STATEMENTS AND EXHIBITS....................................................         12


                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

         Cactus New Media I, Inc. ("New Media" or the "Company"), a Delaware corporation, is a development stage company that was incorporated on March 29, 1999 for the purpose of engaging in the business of Internet services, telephony services and telecommunications. The Company's main business focus will be on link exchanges in conjunction with Internet banners. Since inception, the Company has established and created its own website, grown from three to more than 25 web address links and acquired banners from numerous entities, including America Online. The Company is currently negotiating with telephone networks, local exchange carriers (LECs) and information providers.

         The Company is in its development stage. The Company intends to achieve its growth through aggressive development and acquisitions of telephony and Internet opportunities.

         The Company intends to advertise worldwide utilizing Internet traffic, banners, and click through programs. Advertising is paid for on a monthly basis, on a per click or hit basis, and can be traded for with other click through programmers.

         The Company intends to become active in Internet entertainment services through the registration of several Internet broadcast channels through registration of Internet domains with InterNIC, an organization responsible for registration of Internet domains. The Company projects that Internet services will only account for a small percentage of revenues for the Company in the near future. However, as the Internet becomes integrated with the standard home television and phone systems, the Company anticipates that a greater proportion of its revenues may be derived from this portion of the business.

         Telephony entertainment services are estimated to be a 1 billion dollar industry growing at 10% per year. Internet entertainment services, including live one-on-one interaction are currently estimated to be a 3 billion dollar industry growing at 100% per year. This growth is expected to further increase with the anticipated availability of Internet access on standard home televisions, and emerging world Internet markets.

         The Company has identified key elements as integral to the success of its telephony entertainment services:

         1. Banners and Links which facilitate the increase of Internet traffic to and from a site. The greater the amount of traffic received by a site, the higher value a site can charge for traffic that it sells or exchanges.

         2. The telephone switching network which permits handling of a large volume of calls, including forwarding, billing, and collection.

         3. Agreements with LECs, which allow a company to contract for billing services directly through LECs. Such charges appear directly on the over 200 million telephone bills that local phone companies send out monthly.

         4. The ability to act as an information provider. This is the function of an advertising agency for an industry, including information creation, placement and tracking of advertising for providing services.

         The Company also intends to engage in the development of proprietary software and services designed to support and facilitate its Internet services. The development in-house of such services as web design, programming and hosting, will allow for cost savings and a competitive edge. The Company intends to focus its development plans on areas integral to its service such as credit card processing, live video conferencing and on-demand video via the Internet. Development of more efficient and secure credit card processing through web interface user management, user fraud control, the ability to support multiple payments methods, fast database lookup and the ability to generate accurate financial and usage reports will enable the Company to streamline billing and provide a more secure environment for its customers. The development of enhanced live video conferencing and on-demand video through such methods as streaming technology and jpg push technology will allow the Company to provide its customers with superior video quality and greater access to the attractions featured on Company websites. The development of such services may also create the potential for a future profit center for the Company through sales of such services to third parties.

         The Company will incur some expenses over the next twelve months. The principal expense categories are:

         (1)      research and development; and

         (2)      indirect costs, including general and administrative expenses.

         Since a substantial portion of the business is anticipated to be conducted over the telephone, the various telephone charges will make up a major expense. There are both direct costs of telephone line usage, which are based on actual time used, and additional charges for service, contract, accounting, and billing expenses. The actual usage, which is a variable expense related directly to time and revenue, is anticipated to be high.

Competition

         Markets for the Company's services in the area of telecommunications and Internet and telephony services are characterized by intense competition and rapid change. Furthermore, due to the increased demand for products and services such as those to be offered by the Company, management expects the competition will continue to increase in the future as more companies enter the field of telephone and Internet services. The Company's current and prospective competitors include many companies that have substantially greater name recognition and financial, technical and marketing resources than the Company. Company's competitors may be able to offer customers more competitive pricing or to adapt more quickly than the Company to new technologies and evolving customer requirements. Consequently there can be no assurance that the Company will be able to compete successfully in its target markets.

Employees

         As of the date of this filing, the Company employs one employee. At present, the Company utilizes the services of consultants and other outside sources in the areas of Internet, telecommunications, corporate and financial services. The Company plans to significantly expand its operations and, in connection with such operations, may require other consultants and outside services.

         The Company's offices are located at 235 Lincoln Road, Suite 204, Miami Beach, Florida. The Company's telephone number is (305) 672-2700. The Company's website is "www.cactusnewmedia.com".

RISK FACTORS

Limited Operating History; Development Stage Company.

         The Company was formed in March 29, 1999 and has had a very limited operating history, with limited sales revenues recorded. The Company had been primarily engaged in the development of its business plan and commencement of business operations on a limited scale. The Company must be considered to be in its development stage and subject to all the risks inherent in any newly formed business including the absence of a significant operating history, lack of market recognition and limited banking and financial relationships. Furthermore, no assurance can be given that the Company can undertake meaningful operations and achieve that point where full-scale commercial operations can be realized or, even if such commercial operations can be achieved, that operating profits will be realized in the future. In addition, the Company's business plan and operating strategy involves expansion into businesses and markets (i.e. telecommunications and Internet related products) which are highly competitive and typified by well established and better financed companies with a long established and highly recognized market presence.

Dependence on Key Existing and Future Personnel.

         The Company's success will depend to a large degree upon the efforts and abilities of it's President and sole Director, R S Schmitt. The loss of the services of RS Schmitt could have a material adverse effect on the Company's business prospects and potential earning capacity. As the Company's business plan is implemented, it will need to recruit and retain additional management and key employees in virtually all phases of its operations. There can be no assurances that the Company will be able to recruit or retain such new employees on terms suitable to the Company.

Additional Financing Required - Lack of Traditional Financing Sources.

         The Company is pursuing an aggressive growth strategy which will require substantially more funding. However, there can be no assurance that all, or any part of such additional financing will in fact be realized. The Company may seek such financing from sources such as bank financing or through the sale of additional debt or equity securities (or a combination thereof) in future public or private offerings. However, there can be no assurance that any such financing will in fact be available to the Company when needed or upon terms acceptable to the Company.

Continued Control by Existing Stockholders.

         The Company was established by its principal stockholder who continues to own 90% of the outstanding Shares of Common Stock. As a result, this principal stockholder will be in a position to control the affairs of the Company and any matters requiring a stockholder vote, including the election of directors, the amendment of the Company's charter documents, the merger or dissolution of the Company and the sale of all or substantially all of the Company's assets.

Trading of Shares.

         Of the Company's outstanding stock, 1,000,000 shares of Common Stock were issued in accordance with and pursuant to Rule 504 under the Securities Act of 1933, as amended, (the "Act"). Securities sold pursuant to an offering made under Rule 504 are not subject to restrictions on resale under United States federal law. These securities, however, are subject to transfer restrictions pursuant to the securities laws of the individual states.

ITEM 2.  MANAGEMENT DISCUSSION AND ANALYSIS

General

         Management's discussion and analysis contains various forward looking statements within the meaning of the Securities and Exchange Act of 1934. These statements consist of any statement other than a recitation of historical fact and can be identified by the use of forward looking terminology such as "may," "expect," "anticipate," "estimates" or "continue" or use of negative or other variations of comparable terminology. Management cautions that these statements are further qualified by important factors that could cause actual results to differ materially from those contained in forward looking statements, that these forward looking statements are necessarily speculative, and there are certain risks and uncertainties that could cause actual events or results to differ materially from those referred to in forward looking statements.

         Comparisons of results of operations are impossible since the Company was incorporated during 1999.

Year Ended December 31, 1999 and Quarter Ended March 31, 2000

Plan of Operations

         The Company is in its development stage. It has recognized limited revenues of $1,800 from inception through December 31, 1999 and $4,600 from inception through March 31, 2000. Management believes it will continue to operate at a loss for the next 12 months. The Company expects to have limited sales, if any, as the Company continues to develop its Internet and telecommunication business.

Liquidity and Capital Resources

         Since its inception the Company has experienced negative cash flows and has met its cash requirements by issuing, through a private placement, shares of its common stock. The Company generated additional funds through borrowings from a related party. Management anticipates that funds received from these sources and cash generated from operations should be sufficient to satisfy contemplated cash requirements for the next 12 months. After such time, the Company anticipates that it will need to raise additional funds through private or public offerings or additional borrowings.

         Management does not anticipate any significant purchase of equipment. The number and level of the Company's employees and consultants at year end December 31, 1999 and March 31, 2000, is adequate to maintain business.

Sales

         At December 31, 1999, the Company earned revenues of $1,800 related to transactions with various entities related by virtue of common ownership. In generating these revenues, the Company also incurred expenses of $2,325 relating to website trafficking fees to other website companies related by common ownership.

         At March 31, 2000, the Company earned revenues of $4,600 related to transactions with various entities related by virtue of common ownership. In generating these revenues, the Company also incurred expenses of $5,125 related to website trafficking fees to other website companies related by common ownership.

Expenses

         The Company incurred expenses for management fees, consulting and other costs of operations throughout the year ended December 31, 1999. These expenses totaled approximately $13,639. Through March 31, 2000, the Company has incurred expenses totaling approximately $19,815. The Company's expenses will increase as its business develops.

Results of Operations

         As stated previously, from its inception to March 31, 2000 the Company was primarily involved in organization and development of business. Consequently, the Company suffered operating and cash flow losses. The Company's net loss for the year end December 31, 1999, was $11,839. The Company's net loss through March 31, 2000, was $15,215. The Company expects similar losses for the next 12 months.

ITEM 3.  DESCRIPTION OF PROPERTY.

         The Company has entered into a one year lease with 305-672-9200 Management, Inc. for its executive offices. These executive offices are located at 235 Lincoln Road, Suite 204, Miami Beach, Florida 33139. This lease is at a rate of $120.00 per year, payable annually, and is automatically renewable by the Company for an additional one year term. RS Schmitt, the Company's sole director and officer, serves as president of 305 672-9200 Management, Inc.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

         The following table sets forth certain information as of March 31, 2000 regarding the beneficial ownership of the Company's Common Stock by (i) each stockholder known by the Company to be the beneficial owner of more than 5% of the Company's Common Stock, (ii) by each Director and executive officer of the Company and (iii) by all executive officer and Directors of the Company as a group. Each of the persons named in the table has sole voting and investment power with respect to Common Stock beneficially owned.

                                                 Number of                        Percentage of
Name and Address                               Shares Owned                       Shares owned
----------------                               ------------                       ------------
R S Schmitt                                        9,000,000                              90%
235 Lincoln Road
Suite 204
Miami Beach, Florida 33139

All Directors & Officers                           9,000,000                              90%
as a group (1 person)


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

         The following table sets forth certain information concerning each of the Company's directors and executive officers:

         Name                              Age                    Position
         ----                              ---                    --------
         R S Schmitt                       35                     Director, President, Secretary and
                                                                  Treasurer

         R S Schmitt - Mr. Schmitt has been director of the Company since its formation in March 1999, and was recently elected to be President, Secretary, and Treasurer of the Company. Mr Schmitt has extensive experience in the Internet and communications industry. At present, in addition to his duties as a director and officer of the Company, Mr. Schmitt is also a director of the following companies : Computer Consultants & Associates, involved in the development and management of numerous websites; 305-672-9200 Management, a business management and consulting firm; Mel Schmitt Realty, which handles commercial and residential sales; and Private Client Services, a mortgage brokerage business, which handles both commercial and residential financing. Mr. Schmitt is the majority shareholder and serves as a director and officer of the following Internet companies: Cactus Productions I, Inc., Cactus Enterprises I, Inc. and Cactus Marketing I, Inc. He is the sole owner and director of Schmitt Corp., a Missouri company. Mr. Schmitt served as a director and officer for Cactus Multimedia I, Inc. from March 1999 to March 2000. Mr. Schmitt was also the managing partner of the website "Miami-Exotics." Mr. Schmitt holds a bachelor degree in speech communication, and a minor in business administration. Mr. Schmitt devotes approximately 10% of his time to the Company.

ITEM 6.  EXECUTIVE COMPENSATION

         Non-employee directors receive reimbursement for out-of-pocket expenses incurred while attending Board meetings and it is intended that they will receive certain non-qualified stock option grants in the future. Directors of the Company who are officers or employees of the Company may also receive extra compensation for their service on the Board in the form of non-qualified stock options. To date, however, no such options have been approved by the Board of Directors for any officer or director of the Company.

         The Company has agreed to pay RS Schmitt $12,000 per year. The Company and Mr. Schmitt have entered into a written employment agreement which commenced May 1, 1999. Mr. Schmitt and the Company have agreed that his salary is payable by the Company utilizing a demand promissory note.

         The following table sets forth all compensation awarded or to be paid by the Company from its inception through December 31, 1999, to its executive officer:

Name and Position                       Salary               Other Compensation
-----------------                       ------               ------------------
R S Schmitt, President                  $8,000                       None

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         The Company has entered into a lease agreement with 305 672-9200 Management Inc. for its executive offices. The annual lease amount is $120.00. RS Schmitt, the Company's sole director and officer serves as president of 305 672-9200 Management, Inc.

During the period from inception (March 29, 1999) through March 31, 2000, the Company contracted an affiliated company, related by virtue of common ownership, for management and consulting service amounting to $11,000.

The Company earned revenues of $4,600 related to transactions with various entities related by virtue of common ownership. Also, the Company incurred expenses of $5,125 relating to website trafficking fees to other website companies, related by virtue of common ownership.

ITEM 8.    DESCRIPTION OF SECURITIES.

Common Stock

The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock, $.0001 par value. As of March 31, 2000, there were 10,000,000 shares of Common Stock outstanding. The holders of Common Stock

         (1) have equal and ratable rights to dividends from funds legally available therefore, when as and if declared by the Board of Directors of the Company;

         (2) are entitled to share ratably in all of the assets of the Company available for distribution to holders of Common Stock upon liquidation, dissolution or winding up of the affairs of the Company;

         (3) do not have pre-emptive, subscription or conversion rights (there are no redemption or sinking fund provisions applicable thereto); and

         (4) are entitled to one non-cumulative vote per share on all matters which shareholders may vote at all meetings of shareholders.

All shares of Common Stock now outstanding are fully paid for and non-assessable and all Shares which are part of the Offering, when issued, will be fully paid for and non-assessable.

Preferred Stock

    In addition to the 100,000,000 shares of Common Stock, $.0001 par value, the Company is also authorized to issue up to 10,000,000 shares of preferred stock with such rights and preferences as the Board of Directors may so designate. At present, no preferred stock has been issued by the Company, nor have any preferences been set forth by Board of Directors.

Non-cumulative Voting

The holders of Common Stock do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding Shares of Common Stock, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and in such event, the holders of the remaining Shares of Common Stock will not be able to elect any of the Company's directors.

                                     PART II

ITEM 1. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

         The Company's Common Stock has never been traded. The Company plans to apply to have its Common Stock traded on the over-the-counter market and listed on the OTC Bulletin Board. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

         Of the 10,000,000 shares of Common Stock outstanding as of March 31, 2000, 9,000,000 shares of Common Stock are "restricted securities" as the term is defined under the Securities Act of 1933 and must be held indefinitely unless subsequently registered under the Act, as amended, or an exemption becomes available. An exemption which may become available in the future is Rule 144 adopted under the Act. The remaining 1,000,000 outstanding shares of Common Stock were issued in accordance with and pursuant to Rule 504 under Regulation D of the Act and are not subject to restrictions on resale under federal law.

    As of March 31, 2000, the number of holders of the Company's Common Stock was 26.

DIVIDEND POLICY

         The Company has not paid any cash dividends on its Common Stock and presently intends to continue a policy of retaining earnings, if any, for reinvestment in its business.

ITEM 2.   LEGAL PROCEEDINGS.

         The Company is not a party to any legal proceedings.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

         The Company has not changed accountants since its formation and there are no disagreements with the findings of the accountants.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

         On March 29, 1999 the Company issued 9,000,000 shares of Common Stock to R S Schmitt, the founder of Cactus New Media. These shares of Cactus New Media were valued at a nominal amount. The Company issued these shares relying upon the exemption from registration requirements of the Act provided by Section 4(2) of the Securities Act.

         Between April 1, 1999 and April 4, 1999, the Company completed a private offering of an aggregate of 1,000,000 shares of Common Stock to 25 investors, all of whom were accredited, pursuant to the exemption from registration provided by Rule 504 of Regulation D promulgated under the Act at an offering price of $.025 per share. Solicitations were made by the director of the Company. These investors received a disclosure document and financial information concerning Cactus New Media before they were sold securities.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Company's Certificate of Incorporation limits, the maximum extent permitted by the Delaware General Corporation Law, the personal liability of directors and officers for monetary damages for breach of their fiduciary duties as directors and officers (other than liabilities arising from acts or omissions that involve intentional misconduct, fraud or knowing violations of law or the payment of distributions in violation of Delaware General Corporation Law). The Certificate of Incorporation provides further that the Company shall indemnify, to the fullest extent permitted by Delaware General Corporation Law, any person made a party to an action or proceeding by reason of the fact that such person was a director, officer, employee or agent of the Company. Subject to the Company's Certificate of Incorporation, the By-laws provided that the Company shall indemnify directors and officers for all costs reasonably incurred in connection with any action, suit or proceeding in which such director or officer is finally adjudged to have been derelict in the performance of his duties as such director or officer.

         The Company intends to enter into separate indemnification agreements with its directors and officers containing provisions that provide for the maximum indemnity allowed to directors and officers by the Delaware General Corporation Law and the Company, among other obligations, to indemnify such directors and officers against certain liabilities that may arise by reason of their status as directors and officers, other than liabilities arising from wilful misconduct of a culpable nature, provided that such person acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to the best interests of the Company and, in the case of a criminal proceeding, had no reasonable cause to believe that his conduct was unlawful. In addition, the indemnification agreements provide generally that the Company will, subject to certain exceptions, advance the expenses incurred by directors and officers as a result of any proceeding against them as to which they my be entitled to indemnification. The Company believes these arrangements are necessary to attract and retain qualified persons as directors and officers.

         The indemnification provisions in the Company's By-laws, and the indemnity agreements entered into between the Company and its directors and executive officers, may permit indemnification for liabilities arising under the Securities Act of 1933, as amended. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

         Indemnification of officers or persons controlling the company for liabilities arising under The Securities Act of 1933, is held to be against public policy by the Securities and Exchange Commission and is therefore unenforceable.

                                                     PART F/S
ITEM 1. FINANCIAL STATEMENTS AND EXHIBITS.

(a) The following financial statements of the Company are filed as part of this Report:

(1)    (i)      Audited Financial Statements                               Page
                                                                           ----

                Report of Independent Auditors                             F-1
                Balance Sheet as of December 31, 1999                      F-2
                Statements of Operations, For the
                   Period From Inception (March 29, 1999)
                   to December 31, 1999                                    F-3
                Statement of Changes in Stockholders' Equity
                   For the Period From Inception) through
                   December 31, 1999                                       F-4
                Statements of Cash Flows, For the
                   Period From Inception
                   to December 31, 1999                                    F-5
                Notes to Financial Statements as of
                   December 31, 1999                                       F-6

       (ii)     Unaudited Financial Statements

                Balance Sheet as of March 31, 2000                         F-1
                Statements of Operations, For the
                     Period From Inception (March 29, 1999)
                     to March 31, 2000                                     F-2
                Statement of Changes in Stockholders' Equity
                     For the Period From Inception) through
                     March 31, 2000                                        F-3
                Statements of Cash Flows, For the
                     Period From Inception
                     to March 31, 2000                                     F-4
                Notes to Financial Statements as of
                     March 31, 2000                                        F-5

(2)    Exhibits:

       2.0    Articles of Incorporation
       2.1    By-laws
       3      Specimen Common Stock Certificate
       4      Subscription Agreement

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           Cactus New Media I, Inc.

Date: May 12, 2000                         /s/ R S Schmitt
                                           ---------------
                                           R S Schmitt, President and Director

================================================================================



                            CACTUS NEW MEDIA I, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                              FINANCIAL STATEMENTS
                         FOR THE PERIOD FROM INCEPTION
                            (MARCH 29, 1999) THROUGH
                                DECEMBER 31, 1999





================================================================================

C O N T E N T S
                                                                                                        Page
                                                                                                        ----
================================================================================


INDEPENDENT AUDITORS' REPORT                                                                              F-1

FINANCIAL STATEMENTS

         Balance Sheet                                                                                    F-2

         Statement of Operations                                                                          F-3

         Statement of Stockholders' Equity                                                                F-4

         Statement of Cash Flows                                                                          F-5

         Notes to Financial Statements                                                                    F6-8

FINANCIAL STATEMENTS
FOR THE PERIOD FROM INCEPTION
(MARCH 29, 1999) THROUGH
DECEMBER 31, 1999                                                                                         F-9

         Balance Sheet                                                                                    F-10

         Statement of Operations                                                                          F-11

         Statement of Stockholders' Equity                                                                F-12

         Statement of Cash Flows                                                                          F-13

         Notes to Financial Statements                                                                    F14-16





INDEPENDENT AUDITORS' REPORT
--------------------------------------------------------------------------------


To the StockholdersCactus New Media I, Inc.
Miami, Florida


We have audited the accompanying balance sheet of Cactus New Media I, Inc. (a Development Stage Company) as of December 31, 1999, and the related statements of operations, stockholders' equity and cash flows for the period from inception (March 29, 1999) through December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cactus New Media I, Inc. as of December 31, 1999, and the results of its operations, and its cash flows for the period from inception (March 29, 1999) through December 31, 1999, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company has minimal working capital as of December 31, 1999. This raises substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that might result from the outcome of the foregoing uncertainties.



                                                        KAUFMAN, ROSSIN & CO.

Miami, Florida
May 1, 2000

CACTUS NEW MEDIA I, INC.
(A DEVELOPMENT STAGE COMPANY)
BALANCE SHEET

-----------------------------------------------------------------------------------------------------------------------------------
DECEMBER 31, 1999
-----------------------------------------------------------------------------------------------------------------------------------

ASSETS
-----------------------------------------------------------------------------------------------------------------------------------

CASH                                                                                                        $    7,536

OTHER CURRENT ASSETS                                                                                               190
-----------------------------------------------------------------------------------------------------------------------------------

TOTAL ASSETS                                                                                                $    7,726
-----------------------------------------------------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
-----------------------------------------------------------------------------------------------------------------------------------

ACCRUED LIABILITIES, $9,345 TO RELATED PARTIES (NOTE 2)                                                     $   11,665

STOCKHOLDERS' EQUITY                                                                                            (3,939)
-----------------------------------------------------------------------------------------------------------------------------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                                                  $    7,726
-----------------------------------------------------------------------------------------------------------------------------------

                             See accompanying notes.

CACTUS NEW MEDIA I, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF OPERATIONS

-----------------------------------------------------------------------------------------------------------------------------------
PERIOD FROM INCEPTION (MARCH 29, 1999) THROUGH DECEMBER 31, 1999
-----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------

REVENUES (NOTE 2)                                                                                             $    1,800
-----------------------------------------------------------------------------------------------------------------------------------

EXPENSES
     Interest                                                                                                        800
     Internet services                                                                                             2,532
     Management fee                                                                                                8,000
     Office                                                                                                            7
     Professional fees                                                                                             2,000
     Rent                                                                                                             80
     Taxes                                                                                                           220
-----------------------------------------------------------------------------------------------------------------------------------
         Total expenses                                                                                       $   13,639
-----------------------------------------------------------------------------------------------------------------------------------

NET LOSS                                                                                                      $   11,839
-----------------------------------------------------------------------------------------------------------------------------------


                            See accompanying notes.

CACTUS NEW MEDIA I, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF STOCKHOLDERS' EQUITY

----------------------------------------------------------------------------------------------------------------------------------
PERIOD FROM INCEPTION (MARCH 29, 1999) TO DECEMBER 31, 1999


                                        Common stock, $.0001 par value;                                     Deficit
                                        shares authorized, 100,000,000;                                    Accumulated
                                        issued and outstanding, 10,000,000     Additional    Note           During the
                                         -----------------------------------   Paid-In     Receivable-     Development
         Transaction              Date         Shares         Par Value        Capital     Stockholder        Stage         Total
-----------------------------------------------------------------------------------------------------------------------------------

Issuance of founder's shares     3/31/99     9,000,000     $    900        $   ( 900)    $        -       $       -     $       -

Sales of stock for cash
  ($.025 per share)               4/4/99       316,000          32             7,868             -               -          7,900

Issuance of stock for note
  receivable                      4/4/99       684,000          68            17,032        (17,100)             -              -

Net loss from inception
  (March 29, 1999) to
     December 31, 1999                              -           -                 -             -         (11,839)       (11,839)
------------------------------------------------------------------------------------------------------------------------------------

              TOTAL                         10,000,000    $  1,000         $  24,000     $  (17,100)     $ (11,839)    $  (3,939)
------------------------------------------------------------------------------------------------------------------------------------


                            See accompanying notes.

CACTUS NEW MEDIA I, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CASH FLOWS
PERIOD FROM INCEPTION (MARCH 29, 1999) THROUGH DECEMBER 31, 1999

-----------------------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES:
     Net loss                                                                                               $    (11,839)
     Adjustments to reconcile net loss to net cash used in operating activities:
         Changes in operating assets and liabilities:
         Other current assets                                                                                       (190)
         Accrued liabilities                                                                                      11,665
-----------------------------------------------------------------------------------------------------------------------------------
              Total adjustments                                                                                   11,475
-----------------------------------------------------------------------------------------------------------------------------------
                  Net cash used in operating activities                                                             (364)

CASH FLOWS FROM FINANCING ACTIVITIES:
     Proceeds from the issuance of common stock and capital contributions                                          7,900
------------------------------------------------------------------------------------------------------------------------------------

NET INCREASE IN CASH, representing cash balance at December 31, 1999                                        $      7,536
------------------------------------------------------------------------------------------------------------------------------------

Supplemental Disclosures:
------------------------------------------------------------------------------------------------------------------------------------

     Interest paid                                                                                          $          -
------------------------------------------------------------------------------------------------------------------------------------

     Income taxes paid                                                                                      $          -
------------------------------------------------------------------------------------------------------------------------------------

Supplemental Disclosures of Non-Cash Financing Activity:
------------------------------------------------------------------------------------------------------------------------------------

     Common stock issued in exchange for note receivable                                                    $     17,100
------------------------------------------------------------------------------------------------------------------------------------


                            See accompanying notes.

CACTUS NEW MEDIA I, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
NOTE 1.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
-------------------------------------------------------------------------------


                  Organization and Business Activity

                  Cactus New Media I, Inc. (the Company) was incorporated in March 1999, under the laws of the State of Delaware. The Company's business activities to date have primarily consisted of the formation of a business plan for internet link exchanges in conjunction with internet banner advertising.

                  The Company intends to become an operating company active in internet entertainment services through the registration of internet domains with InterNIC. In addition, the Company may also engage in the development of proprietary software and services designed to support and facilitate its internet services.

                  The Company intends to file a registration statement on Form 10-SB to become a United States public company and to register certain shares of its common stock. Once public, the Company intends to be available as a public shell to be acquired or to merge with another entity.

                  The Company is considered to be in the development stage and the accompanying financial statements represent those of a development stage company.

                  Use of Estimates

                  The preparation of these financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

                  Fair Value of Financial Instruments

                  The carrying values of cash, cash equivalents and accrued liabilities approximate their fair values due to the short maturity of these instruments.

                  Preferred Stock

                  The Company has the authority to issue 10,000,000 shares of preferred stock, par value $0.0001 per share, which may be divided into series and with the preferences, limitations and relative rights determined by the Board of Directors. At December 31, 1999 no preferred stock shares were issued and outstanding.

--------------------------------------------------------------------------------
NOTE 1.         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
--------------------------------------------------------------------------------

                  Income Taxes

                  The Company accounts for income taxes according to Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes". Under the liability method specified by SFAS No. 109, deferred income taxes are recognized for the future tax consequences of temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities.

                  Net Loss Per Share

                  The Company applies Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (FAS 128). Net loss per share excludes dilution and is computed by dividing net income by the weighted average number of common shares outstanding during the reported periods.

                  Year 2000 Uncertainties

                  Although the Company has not identified any computer system or program problems, there is still a possibility that at some time during the Year 2000 their computer systems and programs, as well as equipment that uses embedded computer chips, may be unable to distinguish between the years 1900 and 2000. This may create system errors and failures resulting in the disruption of normal business operations. Although it is unlikely, there may be some third parties, such as governmental agencies, utilities, telecommunication companies, vendors and customers that at times may not be able to continue business with the Company due to their own Year 2000 problems.

--------------------------------------------------------------------------------
NOTE 2.           RELATED PARTY TRANSACTIONS
--------------------------------------------------------------------------------

                  The Company leases its office facility on an annual basis from a company related by virtue of common ownership. Total rent expense amounted to $80 for the period from inception (March 29, 1999) through December 31, 1999.

                  During the period from inception (March 29, 1999) through December 31, 1999, the Company contracted an affiliate, related by virtue of common ownership, for management and consulting services amounting to $8,000.

                  The Company earned revenues of $1,800 related to transactions with various entities related by virtue of common ownership. Also, the Company incurred expenses of $2,325 relating to website trafficking fees to other website companies, related by virtue of common ownership.

--------------------------------------------------------------------------------
NOTE 3.           INCOME TAXES
--------------------------------------------------------------------------------

                  At December 31, 1999 the Company had a deferred tax asset of approximately $1,800, resulting from net operating losses of approximately $12,000. The deferred tax asset is offset entirely by a valuation allowance. The net operating loss will expire in 2019.

                  Deferred tax assets are reduced by a valuation allowance if, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management's valuation procedures consider projected utilization of deferred tax assets prospectively over the next several years, and continually evaluate new circumstances surrounding the future realization of such assets.

--------------------------------------------------------------------------------
NOTE 4.           GOING CONCERN
--------------------------------------------------------------------------------

                  As discussed in Note 1, the Company has been in the development stage since its inception on March 29, 1999. At December 31, 1999 the Company has minimal working capital available to fund operations and may not be able to commence and/or sustain operating activity. The Company believes, however, it has sufficient funds to commence operations and it intends to fund future operations from operating cash flows and/or from a merger with another operating entity.

===============================================================================



                            CACTUS NEW MEDIA I, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                              FINANCIAL STATEMENTS
                         FOR THE PERIOD FROM INCEPTION
                            (MARCH 29, 1999) THROUGH
                                 MARCH 31, 2000




================================================================================

CACTUS NEW MEDIA I, INC.
(A DEVELOPMENT STAGE COMPANY)
BALANCE SHEET

----------------------------------------------------------------------------------------------------------------------------------
MARCH 31, 2000
----------------------------------------------------------------------------------------------------------------------------------

ASSETS
-----------------------------------------------------------------------------------------------------------------------------------

CASH                                                                                                        $       7,346

OTHER CURRENT ASSETS                                                                                                  184
-----------------------------------------------------------------------------------------------------------------------------------

TOTAL ASSETS                                                                                                $       7,530
-----------------------------------------------------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
-----------------------------------------------------------------------------------------------------------------------------------

ACCRUED LIABILITIES, $12,625 TO RELATED PARTIES (NOTE 2)                                                    $      14,845

STOCKHOLDERS' EQUITY                                                                                               (7,315)
-----------------------------------------------------------------------------------------------------------------------------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                                                  $       7,530
-----------------------------------------------------------------------------------------------------------------------------------

                            See accompanying notes.

CACTUS NEW MEDIA I, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF OPERATIONS

-----------------------------------------------------------------------------------------------------------------------------------
PERIOD FROM INCEPTION (MARCH 29, 1999) THROUGH MARCH 31, 2000
-----------------------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------------------
REVENUES (NOTE 2)                                                                                             $     4,600
-----------------------------------------------------------------------------------------------------------------------------------

EXPENSES
     Interest                                                                                                       1,100
     Internet services                                                                                              5,378
     Management fee                                                                                                11,000
     Office                                                                                                             7
     Professional fees                                                                                              2,000
     Rent                                                                                                             110
     Taxes                                                                                                            220
-----------------------------------------------------------------------------------------------------------------------------------
         Total expenses                                                                                            19,815
-----------------------------------------------------------------------------------------------------------------------------------

NET LOSS                                                                                                      $    15,215
-----------------------------------------------------------------------------------------------------------------------------------


                            See accompanying notes.

CACTUS NEW MEDIA I, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF STOCKHOLDERS' EQUITY
PERIOD FROM INCEPTION (MARCH 29, 1999) TO MARCH 31, 2000

-----------------------------------------------------------------------------------------------------------------------------------

                                        Common stock, $.0001 par value;                                     Deficit
                                        shares authorized, 100,000,000;                                    Accumulated
                                        issued and outstanding, 10,000,000     Additional    Note           During the
                                         -----------------------------------   Paid-In     Receivable-     Development
         Transaction              Date         Shares         Par Value        Capital     Stockholder        Stage         Total
-----------------------------------------------------------------------------------------------------------------------------------

Issuance of founder's shares     3/31/99     9,000,000     $    900        $   ( 900)    $        -       $       -     $       -

Sales of stock for cash
  ($.025 per share)               4/4/99       316,000          32             7,868             -               -          7,900

Issuance of stock for note
  receivable                      4/4/99       684,000          68            17,032        (17,100)             -              -

Net loss from inception
  (March 29, 1999) to
     December 31, 2000                              -           -                 -             -         (15,215)       (15,215)
------------------------------------------------------------------------------------------------------------------------------------

              TOTAL                         10,000,000    $  1,000         $  24,000     $  (17,100)     $ (15,215)    $  (7,315)
------------------------------------------------------------------------------------------------------------------------------------

                            See accompanying notes.

CACTUS NEW MEDIA I, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CASH FLOWS

------------------------------------------------------------------------------------------------------------------------------------
PERIOD FROM INCEPTION (MARCH 29, 1999) THROUGH MARCH 31, 2000


----------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES:
     Net loss                                                                                            $    (15,215)
     Adjustments to reconcile net loss to net cash used in operating activities:
         Changes in operating assets and liabilities:
         Other current assets                                                                                    (184)
         Accrued liabilities                                                                                   14,845
-----------------------------------------------------------------------------------------------------------------------------------
              Total adjustments                                                                                14,661
-----------------------------------------------------------------------------------------------------------------------------------
                  Net cash used in operating activities                                                          (554)

CASH FLOWS FROM FINANCING ACTIVITIES:
     Proceeds from the issuance of common stock and capital contributions                                       7,900
-----------------------------------------------------------------------------------------------------------------------------------

NET INCREASE IN CASH, representing cash balance at March 31, 2000                                         $     7,346
------------------------------------------------------------------------------------------------------------------------------------

Supplemental Disclosures:
------------------------------------------------------------------------------------------------------------------------------------

     Interest paid                                                                                        $          -
------------------------------------------------------------------------------------------------------------------------------------

     Income taxes paid                                                                                    $          -
------------------------------------------------------------------------------------------------------------------------------------

Supplemental Disclosures of Non-Cash Financing Activity:
------------------------------------------------------------------------------------------------------------------------------------

     Common stock issued in exchange for note receivable                                                  $    17,100
------------------------------------------------------------------------------------------------------------------------------------

                            See accompanying notes.

CACTUS NEW MEDIA I, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
NOTE 1.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
-------------------------------------------------------------------------------

                  Organization and Business Activity

                  Cactus New Media I, Inc. (the Company) was incorporated in March 1999, under the laws of the State of Delaware. The Company's business activities to date have primarily consisted of the formation of a business plan for internet link exchanges in conjunction with internet banner advertising.

                  The Company intends to become an operating company active in internet entertainment services through the registration of internet domains with InterNIC. In addition, the Company may also engage in the development of proprietary software and services designed to support and facilitate its internet services.

                  The Company intends to file a registration statement on Form 10-SB to become a United States public company and to register certain shares of its common stock. Once public, the company intends to be available as a public shell to be acquired or to merge with another entity.

                  The Company is considered to be in the development stage and the accompanying financial statements represent those of a development stage company.

                  Use of Estimates

                  The preparation of these financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

                  Fair Value of Financial Instruments

                  The carrying values of cash, cash equivalents and accrued liabilities approximate their fair values due to the short maturity of these instruments.

                  Preferred Stock

                  The Company has the authority to issue 10,000,000 shares of preferred stock, par value $0.0001 per share, which may be divided into series and with the preferences, limitations and relative rights determined by the Board of Directors. At March 31, 2000 no preferred stock shares were issued and outstanding.

--------------------------------------------------------------------------------
NOTE 1.         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
--------------------------------------------------------------------------------

                  Income Taxes

                  The Company accounts for income taxes according to Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes". Under the liability method specified by SFAS No. 109, deferred income taxes are recognized for the future tax consequences of temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities.

                  Net Loss Per Share

                  The Company applies Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (FAS 128). Net loss per share excludes dilution and is computed by dividing net income by the weighted average number of common shares outstanding during the reported periods.

                  Year 2000 Uncertainties

                  Although the Company has not identified any computer system or program problems, there is still a possibility that at some time during the Year 2000 their computer systems and programs, as well as equipment that uses embedded computer chips, may be unable to distinguish between the years 1900 and 2000. This may create system errors and failures resulting in the disruption of normal business operations. Although it is unlikely, there may be some third parties, such as governmental agencies, utilities, telecommunication companies, vendors and customers that at times may not be able to continue business with the Company due to their own Year 2000 problems.

--------------------------------------------------------------------------------
NOTE 2.           RELATED PARTY TRANSACTIONS
--------------------------------------------------------------------------------


                  The Company leases its office facility on an annual basis from a company related by virtue of common ownership. Total rent expense amounted to $110 for the period from inception (March 29, 1999) through March 31, 2000.

                  During the period from inception (March 29, 1999) through March 31, 2000, the Company contracted an affiliate, related by virtue of common ownership, for management and consulting services amounting to $11,000.

                  The Company earned revenues of $4,600 related to transactions with various entities related by virtue of common ownership. Also, the Company incurred expenses of $5,125 relating to website trafficking fees to other website companies, related by virtue of common ownership.

--------------------------------------------------------------------------------
NOTE 3.           INCOME TAXES
--------------------------------------------------------------------------------


                  At March 31, 2000 the Company had a deferred tax asset of approximately $2,300, resulting from net operating losses of approximately $15,200. The deferred tax asset is offset entirely by a valuation allowance. The net operating loss will expire in 2019.

                  Deferred tax assets are reduced by a valuation allowance if, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management's valuation procedures consider projected utilization of deferred tax assets prospectively over the next several years, and continually evaluate new circumstances surrounding the future realization of such assets.

--------------------------------------------------------------------------------
NOTE 4.           GOING CONCERN
--------------------------------------------------------------------------------


                  As discussed in Note 1, the Company has been in the development stage since its inception on March 29, 1999. At March 31, 2000 the Company has minimal working capital available to fund operations and may not be able to commence and/or sustain operating activity. The Company believes, however, it has sufficient funds to commence operations and it intends to fund future operations from operating cash flows and/or from a merger with another operating entity.

                                 EXHIBIT INDEX





Exhibit No.    Description
-----------    -----------

       2.0     Articles of Incorporation
       2.1     By-laws
       3       Specimen Common Stock Certificate
       4       Subscription Agreement